DWS Investment Management Americas, Inc. One International Place Boston, MA, 02110 (617) 295-2572

December 13, 2019

Securities and Exchange Commission

Office of Filings and Information Services

450 Fifth Street, NW

Washington, D.C. 20549

Re: Investment Company Blanket Bond

Cash Account Trust – File No. 811-05970

Deutsche DWS Asset Allocation Trust - File No. 811-08606

Deutsche DWS Equity 500 Index Portfolio – File No. 811-06698

Deutsche DWS Global/International Fund, Inc. – File No. 811-04670

Deutsche DWS Income Trust – File No. 811-04049

Deutsche DWS Institutional Funds – File No. 811-06071

Deutsche DWS International Fund, Inc. – File No. 811-00642

Deutsche DWS Investment Trust – File No. 811-00043

Deutsche DWS Investments VIT Funds – File No. 811-07507

Deutsche DWS Market Trust – File No. 811-01236

Deutsche DWS Money Funds – File No. 811-02527

Deutsche DWS Money Market Trust – File No. 811-03495

Deutsche DWS Municipal Trust – File No. 811-02671

Deutsche DWS Portfolio Trust – File No. 811-00042

Deutsche DWS Securities Trust – File No. 811-02021

Deutsche DWS State Tax-Free Income Series – File No. 811-03657

Deutsche DWS Tax Free Trust – File No. 811-03632

Deutsche DWS Variable Series I – File No. 811-04257

Deutsche DWS Variable Series II – File No. 811-05002

DWS Municipal Income Trust – File No. 811-05655

DWS Strategic Municipal Income Trust – File No. 811-05767

Government Cash Management Portfolio – File No. 811-06073

Investors Cash Trust – File No. 811-06103

Dear Sir/Madam:

Pursuant to Rule 17-g-1(g) of the Investment Company Act of 1940, as amended, enclosed are the following documents to be filed with the Securities and Exchange Commission:

  A copy of Investment Company Blanket Bond No. 87146119B along with Riders No. 1 thru 13 (the “Bond”) in the amount of $50,000,000 primary coverage issued by ICI Mutual Insurance Company (“ICI”), covering the above registered investment companies and series thereof for the period from September 30, 2019 to September 30, 2020;

  Certified resolutions approved by a majority of the Board of Directors/Trustees who are not “interested persons” of the registered investment companies, approving the amount, type, form, and coverage of the Bond and the portion of the premium to be paid by such companies, as required by Rule 17g-1(g);
  A copy of the Funds’ Insurance Allocation Agreement among the Funds setting forth the criteria by which the premiums for the Bond shall be allocated and the amounts payable under the Bond shall be allocated among the covered parties; and
  A matrix entitled “Schedule B” showing: (i) the premiums that each investment company and its series have paid for coverage under the bonds for the period from September 30, 2019 to September 30, 2020; and (ii) the amount of the single insured bond which the investment company would have provided and maintained had it not been named as an insured under a joint insured bond.

If you have any questions or need further information, please call me at 617-295-2572.

Kind regards,

/s/John Millette

John Millette

Vice President and Secretary

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

Bond (6/18)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ITEM 1.	Named Insured Company:	Bond Number:
Deutsche DWS Investment Trust	87146119B

Principal Office:	Mailing Address:
875 Third Avenue	c/o DWS Investment Management Americas, Inc.
New York, NY 10022	One International Place
Boston, MA 02110

Item 2.	Bond Period: from 12:01 a.m.	on September 30, 2019	, to 12:01 a.m. on	September 30, 2020	, or

the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability—
	Subject to Sections 9, 10 and 12 hereof:
			LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
	Insuring Agreement A-	FIDELITY	$50,000,000	N/A
	Insuring Agreement B-	AUDIT EXPENSE	$50,000	$10,000
	Insuring Agreement C-	ON PREMISES	$50,000,000	$100,000
	Insuring Agreement D-	IN TRANSIT	$50,000,000	$100,000
	Insuring Agreement E-	FORGERY OR ALTERATION	$50,000,000	$100,000
	Insuring Agreement F-	SECURITIES	$50,000,000	$100,000
	Insuring Agreement G-	COUNTERFEIT CURRENCY	$50,000,000	$100,000
	Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$350,000	$35,000
	Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$50,000,000	$100,000
	If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.
	OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:
	Insuring Agreement J-	COMPUTER SECURITY	$50,000,000	$100,000
	Insuring Agreement M-	SOCIAL ENGINEERING FRAUD	$1,000,000	$100,000

Item 4.	Offices or Premises Covered--All the Insured's offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.
Item 5.	The liability of ICI Mutual Insurance Company (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6-7-8-9-10-11-12-13

and of all Riders applicable to this Bond issued during the Bond Period.

By: ___/S/ Maggie Sullivan__________	By: ___/S/ Catherine Dalton____________
Authorized Representative	Authorized Representative

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.       FIDELITY

Loss resulting directly from any Dishonest or Fraudulent Act committed by an Employee, committed anywhere and whether committed alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee; and EXCLUDING loss covered under Insuring Agreement B.

B.       AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority or Self-Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.       ON PREMISES

Loss of Property resulting directly from any Mysterious Disappearance, or any Dishonest or Fraudulent Act committed by a person physically present in an office or on the premises of the Insured at the time the Property is surrendered, while the Property is (or reasonably supposed or believed by the Insured to be) lodged or deposited within the Insured’s offices or premises located anywhere, except those offices excluded by Rider; and EXCLUDING loss covered under Insuring Agreement A.

D.       IN TRANSIT

Loss of Property resulting directly from any Mysterious Disappearance or Dishonest or Fraudulent Act while the Property is physically (not electronically) in transit anywhere in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company); and EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery to the designated recipient or its agent, but only while the Property is being conveyed.

Bond (6/18)

E.	FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any Property in reliance upon any Written, Original:

(1)	bills of exchange, checks, drafts, or other written orders or directions to pay sums certain in money, acceptances, certificates of deposit, due bills, money orders, warrants, orders upon public treasuries, or letters of credit; or

(2)	instructions, requests or applications directed to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of money or Property, or giving notice of any bank account (provided such instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker, and further provided such instructions, requests, or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, such shareholder or subscriber to shares issued by an Investment Company, or such financial or banking institution or stockbroker); or

(3)	withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent;

which bear (a) a Forgery, or (b) an Alteration, but only to the extent that the Forgery or Alteration directly causes the loss.

Actual physical possession by the Insured or its authorized representative of the items listed in (1) through (3) above is a condition precedent to the Insured having relied upon the items.

This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting directly from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability in reliance on any Written, Original Securities, where such loss results from the fact that such Securities prove to:

(1)	be Counterfeit, but only to the extent that the Counterfeit directly causes the loss, or

(2)	be lost or stolen, or

(3)	contain a Forgery or Alteration, but only to the extent the Forgery or Alteration directly causes the loss,

and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules, or regulations of any Self-Regulatory Organization, whether or not the Insured was a member thereof.

Bond (6/18)

This Insuring Agreement F does not cover loss covered under Insuring Agreement A.

Actual physical possession by the Insured or its authorized representative of the Securities is a condition precedent to the Insured having relied upon the Securities.

G.	COUNTERFEIT CURRENCY

Loss resulting directly from the receipt by the Insured, in good faith of any Counterfeit Currency.

This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss resulting directly from a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

Bond (6/18)

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)	any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested (i) to be paid or made payable to other than an Authorized Recipient or an Authorized Bank Account or (ii) to be sent to other than an Authorized Address;

(4)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(5)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(6)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.	Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.	If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.       WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

Bond (6/18)

C.       COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that:

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act which caused the loss; or

2.	in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.       INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 under the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

Bond (6/18)

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS
AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING
PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.	“Authorized Address” means (1) any Officially Designated address to which redemption proceeds may be sent, (2) any address designated in writing (not to include Electronic Transmission) by the Shareholder of Record and received by the Insured at least one (1) day prior to the effective date of such designation, or (3) any address designated by voice over the telephone or by Electronic Transmission by the Shareholder of Record at least 15 days prior to the effective date of such designation.

D.	“Authorized Bank Account” means any Officially Designated bank account to which redemption proceeds may be sent.

E.	“Authorized Recipient” means (1) the Shareholder of Record, or (2) any other Officially Designated person to whom redemption proceeds may be sent.

F.	“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

G.	“Counterfeit” means a Written imitation of an actual valid Original which is intended to deceive and to be taken as the Original.

H.	“Cryptocurrency” means a digital or electronic medium of exchange, operating independently of a central bank, in which encryption techniques are used to regulate generation of units and to verify transfer of units from one person to another.

I.	“Currency” means a medium of exchange in current use authorized or adopted by a domestic or foreign government as part of its official currency.

J.	“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

K.	“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

Bond (6/18)

L.	“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain an improper financial benefit for the perpetrator or any other person or entity. A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act. As used in this definition, “improper financial benefit” does not include any employee benefits received in the course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

M.	“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

N.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)	each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,
(b)	an underwriter (distributor),
(c)	a transfer agent or shareholder accounting recordkeeper, or
(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee; PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as an Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)	each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

Bond (6/18)

(7)	each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,
(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and
(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)	in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

O.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

P.	“Forgery” means the physical signing on a document of the name of another person with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

Q.	“Items of Deposit” means one or more checks or drafts.

R.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

S.	“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

T.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

Bond (6/18)

U.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

V.	“Officially Designated” means designated by the Shareholder of Record:

(1)	in the initial account application,

(2)	in writing accompanied by a signature guarantee, or

(3)	in writing or by Electronic Transmission, where such designation is verified via a callback to the Shareholder of Record by the Insured at a predetermined telephone number provided by the Shareholder of Record to the Insured in writing at least 30 days prior to such callback.

W.	“Original” means the first rendering or archetype and does not include photocopies or electronic transmissions even if received and printed.

X.	“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

Y.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/
Electronic Transactions as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

Z.	“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

AA.	“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

BB.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

Bond (6/18)

CC.	“Self-Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

DD.	“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

EE.	“Single Loss” means:

(1)	all loss caused by any one act (other than a Dishonest or Fraudulent Act) committed by one person, or

(2)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(3)	all expenses incurred with respect to any one audit or examination, or

(4)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (3) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) and (2) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

FF.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

GG.	“Written” means expressed through letters or marks placed upon paper and visible to the eye.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.	Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.	Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.	Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

Bond (6/18)

D.	Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E, or F.

E.	Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self-Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E, or F.

F.	Loss resulting from Property that is the object of a Dishonest or Fraudulent Act or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.	Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of kidnap, ransom, or extortion, or a threat

(1)	to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.	All costs, fees, and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.	Loss resulting from the Dishonest or Fraudulent Acts or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

Bond (6/18)

N.	Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.	Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.	Loss resulting from any Dishonest or Fraudulent Act or committed by an Employee as defined in Section 1.N(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.	Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

R.	Loss resulting from the theft, disappearance, destruction, disclosure, or unauthorized use of confidential or personal information (including, but not limited to, trade secrets, personal shareholder or client information, shareholder or client lists, personally identifiable financial or medical information, intellectual property, or any other type of non-public information), whether such information is owned by the Insured or held by the Insured in any capacity (including concurrently with another person); provided, however, this exclusion shall not apply to loss arising out of the use of such information to support or facilitate the commission of an act otherwise covered by this Bond.

S.	All costs, fees, and other expenses arising from a data security breach or incident, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and expenses related to notifying affected individuals.

T.	Loss resulting from vandalism or malicious mischief.

U.	Loss resulting from the theft, disappearance, or destruction of Cryptocurrency or from the change in value of Cryptocurrency, unless such loss (1) is sustained by any investment company registered under the Investment Company Act of 1940 that is named as an Insured and (2) is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

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Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty-day notice period or the one-year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Insured shall provide the Underwriter with such information, assistance, and cooperation as the Underwriter may reasonably request.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, RRG, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that a loss of a type covered by this Bond has been or is likely to be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of the loss may not be known.

Bond (6/18)

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)	the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)	the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)	the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall

Bond (6/18)

be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

Bond (6/18)

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s), the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s). The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s).

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s).

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

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The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.	the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.	the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.	the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.	for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

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E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

SECTION 20. ANTI-BUNDLING

If any Insuring Agreement requires that an enumerated type of document be Counterfeit, or contain a Forgery or Alteration, the Counterfeit, Forgery, or Alteration must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying or incorporated by reference into the enumerated document.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

Bond (6/18)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Cash Account Trust, a series fund consisting of:

o	DWS Government & Agency Securities Portfolio
o	DWS Tax-Exempt Portfolio

Government Cash Management Portfolio

Deutsche DWS Equity 500 Index Portfolio

Deutsche DWS Global/International Fund, Inc., a series fund consisting of:

o	DWS Emerging Markets Fixed Income Fund
o	DWS ESG International Core Equity Fund
o	DWS Global Small Cap Fund
o	DWS ESG Global Bond Fund
o	DWS International Growth Fund
o	DWS RREEF Global Infrastructure Fund

Deutsche DWS Income Trust, a series fund consisting of:

o	DWS Global High Income Fund
o	DWS GNMA Fund
o	DWS High Income Fund
o	DWS Short Duration High Income Fund
o	DWS Short Duration Fund

Deutsche DWS Institutional Funds, a series fund consisting of:

o	DWS EAFE® Equity Index Fund
o	DWS Equity 500 Index Fund
o	DWS S&P 500 Index Fund
o	DWS U.S. Multi Factor Fund

Deutsche DWS International Fund, Inc., a series fund consisting of:

o	DWS CROCI® International Fund
o	DWS Emerging Markets Equity Fund
o	DWS Global Macro Fund
o	DWS Latin America Equity Fund
o	DWS World Dividend Fund

Deutsche DWS Investment Trust, a series fund consisting of:

o	DWS Capital Growth Fund
o	DWS Core Equity Fund
o	DWS CROCI® Equity Dividend Fund
o	DWS CROCI® U.S. Fund
o	DWS ESG Core Equity Fund
o	DWS Large Cap Focus Growth Fund
o	DWS Small Cap Core Fund
o	DWS Small Cap Growth Fund

Deutsche DWS Investment VIT Funds, a series fund consisting of:

o	DWS Equity 500 Index VIP
o	DWS Small Cap Index VIP

Deutsche DWS Market Trust, a series fund consisting of:

o	DWS Global Income Builder Fund
o	DWS RREEF Real Assets Fund

Deutsche DWS Money Funds, a series fund consisting of:

o	DWS Money Market Prime Series

Deutsche DWS Money Market Trust, a series fund consisting of:

o	DWS Government Cash Management Fund
o	DWS Government Cash Reserves Fund Institutional
o	DWS Government Money Market Series

DWS Municipal Income Trust

Deutsche DWS Municipal Trust, a series fund consisting of:

o	DWS Managed Municipal Bond Fund
o	DWS Short-Term Municipal Bond Fund
o	DWS Strategic High Yield Tax-Free Fund

Deutsche DWS Portfolio Trust, a series fund consisting of:

o	DWS Floating Rate Fund
o	DWS Total Return Bond Fund

Deutsche DWS Securities Trust, a series fund consisting of:

o	DWS Communications Fund
o	DWS Enhanced Commodity Strategy Fund
o	DWS Health & Wellness Fund
o	DWS RREEF Global Real Estate Securities Fund
o	DWS RREEF MLP & Energy Infrastructure Fund
o	DWS RREEF Real Estate Securities Fund
o	DWS Science and Technology Fund

Deutsche DWS State Tax-Free Income Series, a series fund consisting of:

o	DWS California Tax-Free Income Fund
o	DWS Massachusetts Tax-Free Fund
o	DWS New York Tax-Free Income Fund

DWS Strategic Municipal Income Trust

Deutsche DWS Asset Allocation Trust, a series fund consisting of:

o	DWS Multi-Asset Conservative Allocation Fund
o	DWS Multi-Asset Growth Allocation Fund
o	DWS Multi-Assets Moderate Allocation Fund

Deutsche DWS Tax Free Trust, a series fund consisting of:

o	DWS Intermediate Tax-Free Fund

Deutsche DWS Variable Series I, a series fund consisting of:

o	DWS Bond VIP
o	DWS Capital Growth VIP
o	DWS Core Equity VIP
o	DWS CROCI® International VIP
o	DWS Global Small Cap VIP

Deutsche DWS Variable Series II, a series fund consisting of:

o	DWS Alternative Asset Allocation VIP
o	DWS CROCI® U.S. VIP
o	DWS Global Equity VIP
o	DWS Global Income Builder VIP
o	DWS Government & Agency Securities VIP
o	DWS Government Money Market VIP
o	DWS High Income VIP
o	DWS International Growth VIP
o	DWS Multisector Income VIP
o	DWS Small Mid Cap Growth VIP
o	DWS Small Mid Cap Value VIP

Investors Cash Trust, a series fund consisting of:

o	DWS Central Cash Management Government Fund
o	DWS ESG Liquidity Fund
o	DWS Treasury Portfolio

Deutsche Funds Joint Account

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.       COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.	“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)	causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

c.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)	in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)	in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

d.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

e.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

f.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.EE of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Deductible Amount for Insuring Agreement E, Forgery or Alteration, and Insuring Agreement F, Securities, shall not apply with respect to loss through Forgery of a signature on the following documents:

(1)	letter requesting redemption of $100,000 or less payable by check to the Shareholder of Record and sent to an Authorized Address; or

(2)	letter requesting redemption of $100,000 or less by wire transfer to the Shareholder of Record of an Authorized Bank Account; or

(3)	written request to a trustee or custodian for a Designated Retirement Account (“DRA”) which holds shares of an Insured Fund, where such request (a) purports to be from or at the instruction of the Owner of such DRA, and (b) directs such trustee or custodian to transfer $100,000 or less from such DRA to a trustee or custodian for another DRA established for the benefit of such Owner;

provided, that the Limit of Liability for a Single Loss as described above shall be $100,000 and that the Insured shall bear 20% of each such loss. This Rider shall not apply in the case of any such Single Loss which exceeds $100,000; in such case the Deductible Amounts and Limits of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider:

(A)	“Designated Retirement Account” means any retirement plan or account described or qualified under the Internal Revenue Code of 1986, as amended, or a subaccount thereof.

(B)	“Owner” means the individual for whose benefit the DRA, or a subaccount thereof, is established.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0027.0-02 (07/18) nb

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond does not cover any loss resulting from or in connection with the acceptance of any Third Party Check, unless

(1)	such Third Party Check is used to open or increase an account which is registered in the name of one or more of the payees on such Third Party Check, and

(2)	reasonable efforts are made by the Insured, or by the entity receiving Third Party Checks on behalf of the Insured, to verify all endorsements on all Third Party Checks made payable in amounts greater than $100,000 (provided, however, that the isolated failure to make such efforts in a particular instance will not preclude coverage, subject to the exclusions herein and in the Bond), and then only to the extent such loss is otherwise covered under this Bond.

For purposes of this Rider, “Third Party Check” means a check made payable to one or more parties and offered as payment to one or more other parties.

It is further understood and agreed that notwithstanding anything to the contrary above or elsewhere in the Bond, this Bond does not cover any loss resulting from or in connection with the acceptance of a Third Party Check where:

(1)	any payee on such Third Party Check reasonably appears to be a corporation or other entity; or

(2)	such Third Party Check is made payable in an amount greater than $100,000 and does not include the purported endorsements of all payees on such Third Party Check.

It is further understood and agreed that this Rider shall not apply with respect to any coverage that may be available under Insuring Agreement A, “Fidelity.”

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company provided that the Insured shall submit to the Underwriter at least annually, a list of all Newly Created Investment Companies and the estimated annual assets of each Newly Created Investment Company.

For purposes of this Rider, Newly Created Investment Company shall mean any Investment Company (1) for which registration with the U.S. Securities & Exchange Commission has been declared effective after the inception of the Bond Period, and (2) all of whose directors (or trustees) are identical to the directors (or trustees) of another Insured which is a Fund (and is not itself a Newly Created Investment Company).

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

In consideration for the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond (including Insuring Agreement I), this Bond does not cover any loss resulting from any Online Redemption(s) or Online Purchase(s) involving an aggregate amount in excess of Five Hundred Thousand Dollars ($500,000) per shareholder account per day, unless before such redemption(s) or purchase(s), in a procedure initiated by the Insured or by the entity receiving the request for such Online Redemption(s) or Online Purchase(s):

(a)	the Shareholder of Record verifies, by some method other than an Electronic Transmission effected over the Internet, that each such redemption or purchase has been authorized, and

(b)	if such redemption or purchase is to be effected by wire to or from a particular bank account, a duly authorized employee of the bank verifies the account number to or from which funds are being transferred, and that the name on the account is the same as the name of the intended recipient of the proceeds.

It is further understood and agreed that, notwithstanding the Limit of Liability set forth herein or any other provision of this Bond, the Limit of Liability with respect to any Single Loss caused by an Online Transaction shall be Twenty-Five Million Dollars ($25,000,000) and the Deductible Amount applicable to any such Single Loss is One Hundred Thousand Dollars ($100,000).

It is further understood and agreed that, notwithstanding Section 9, Non-Reduction and Non-Accumulation of Liability and Total Liability, or any other provision of this Bond, the Aggregate Limit of Liability of the Underwriter under this Bond with respect to any and all loss or losses caused by Online Transactions shall be an aggregate of Twenty-Five Million Dollars ($25,000,000) for the Bond Period, irrespective of the total amount of such loss or losses.

For purposes of this Rider, the following terms shall have the following meanings:

“Online Purchase” means any purchase of shares issued by an Investment Company, which purchase is requested through an Electronic Transmission over the Internet.

“Online Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested through an Electronic Transmission over the Internet.

“Online Transaction” means any Phone/Electronic Transaction requested through an Electronic Transmission over the Internet.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

In consideration for the premium charged for this Bond, it is hereby understood and agreed that, with respect to Insuring Agreement I only, the Deductible Amount set forth in Item 3 of the Declarations (“Phone/Electronic Deductible”) shall not apply with respect to a Single Loss, otherwise covered by Insuring Agreement I, caused by:

(a)	a Phone/Electronic Redemption requested to be paid or made payable by check to the Shareholder of Record and sent to an Authorized Address; or

(b)	a Phone/Electronic Redemption requested to be paid or made payable by wire transfer to the Shareholder of Record at an Authorized Bank Account,

provided, that the Limit of Liability for a Single Loss as described in (a) or (b) above shall be the lesser of 80% of such loss or $80,000 and that the Insured shall bear the remainder of each such Loss. This Rider shall not apply if the application of the Phone/Electronic Deductible to the Single Loss would result in coverage of greater than $80,000; in such case the Phone/Electronic Deductible and Limit of Liability set forth in Item 3 of the Declarations shall control.

For purposes of this Rider, “Phone/Electronic Redemption” means any redemption of shares issued by an Investment Company, which redemption is requested (a) by voice over the telephone, (b) through an automated telephone tone or voice response system, (c) by Telefacsimile, or (d) by transmission over the Internet.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 9, Non-Reduction and Non Accumulation of Liability and Total Liability, or any other provision of this Bond, the total liability of the Underwriter under this Bond with respect to all losses under Insuring Agreement H, Uncollectible Items of Deposit, shall be limited to an aggregate of Seven Million Dollars ($7,000,000) for the Bond Period, irrespective of the total amount of any such loss or losses.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that for purposes of Section 1.N “Employee” shall include all persons appointed “honorary director” of an Investment Company named as an Insured.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers may be partially reimbursed by the United States Government for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” may be partially reimbursed by the United Sates government under a formula established by the Act. Under this formula, the United States government would generally reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers reach $100 billion (the “Cap on Annual Liability”). If total “insured losses” of all property and casualty insurers reach the Cap on Annual Liability in any one calendar year, the Act limits U.S. Government reimbursement and provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this Bond may be reduced as a result.

This Bond has no express exclusion for “acts of terrorism.” However, coverage under this Bond remains subject to all applicable terms, conditions, and limitations of the Bond (including exclusions) that are permissible under the Act.

The portion of the premium that is attributable to any coverage potentially available under the Bond for “acts of terrorism” is one percent (1%) and does not include any charges for the portion of loss that may be covered by the U.S. Government under the Act

As used herein, “Federal Share of Compensation” shall mean 85% in calendar year 2015 and shall be reduced by 1% per calendar year until equal to 80%.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0053.1-00 (07/18) sp

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 1.L shall be amended to read as follows:

“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 12

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that for purposes of this Bond the term “Investment Company” or “Fund” shall be deemed to include the following:

Deutsche Funds Joint Account

Except as stated above, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED	BOND NUMBER

Deutsche DWS Investment Trust	87146119B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2019	September 30, 2019 to September 30, 2020	/S/ Maggie Sullivan

SOCIAL ENGINEERING FRAUD

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond is amended by adding an additional Insuring Agreement M, as follows:

M.       Social Engineering Fraud

Loss resulting directly from the Insured, in good faith, transferring, paying, or delivering money from its own account as a direct result of a Social Engineering Fraud;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Social Engineering Security Procedures.

The Limit of Liability for a Single Loss under this Insuring Agreement M shall be the lesser of (a) 50% of the amount by which such Single Loss exceeds the Deductible Amount or (b) $1,000,000 (One Million Dollars), and the Insured shall bear the remainder of any such Single Loss. The Deductible Amount for this Insuring Agreement M is $100,000 (One Hundred Thousand Dollars).

Notwithstanding any other provision of this Bond, the aggregate Limit of Liability under this Bond with respect to any and all loss or losses under this Insuring Agreement M shall be $1,000,000 (One Million Dollars) for the Bond Period, irrespective of the total amount of such loss or losses.

This Insuring Agreement M does not cover loss covered under any other Insuring Agreement of this Bond.

It is further understood and agreed that for purposes of this rider:

1.	“Communication” means an instruction that (a) directs an Employee to transfer, pay, or deliver money from the Insured’s own account, (b) contains a material misrepresentation of fact, and (c) is relied upon by the Employee, believing it to be true.

2.	“Social Engineering Fraud” means the intentional misleading of an Employee through the use of a Communication, where such Communication:

(a)	is transmitted to the Employee in writing, by voice over the telephone, or by Electronic Transmission;

(b)	is made by an individual who purports to be (i) an Employee who is duly authorized by the Insured to instruct another Employee to transfer, pay, or deliver money, or (ii) an officer or employee of a Vendor who is duly authorized by the Insured to instruct an Employee to transfer, pay, or deliver money; and

(c)	is unauthorized, dishonest or fraudulent and is made with the manifest intent to deceive.

3.	“Social Engineering Security Procedures” means security procedures intended to prevent Social Engineering Fraud as set forth in the Application and/or as otherwise provided in writing to the Underwriter.

4.	“Vendor” means any entity or individual that provides goods or services to the Insured under a pre-existing, written agreement.

Except as above stated, nothing herein shall be held to alter, waive, or extend any of the terms of this Bond.

Certificate of the Secretary

I, John Millette, do hereby certify as follows:

1.                  That I am the duly elected Secretary of the DWS Funds listed on the attached Schedule A (each, a “Fund” and together, the “DWS Funds,” and each Fund’s underlying portfolios, if applicable, sometimes referred to as a “Series”);

2.                  I further certify that the following is a complete and correct copy of resolutions adopted by the members of the Board of Directors/Trustees of the Funds at a meeting held on September 18, 2019, and that such resolutions have not been amended and are in full force and effect:

RESOLVED, that, after due consideration of all relevant factors including, but not limited to, the value of the aggregate assets of each Fund and Series to which any Covered Person (which for the purpose of these resolutions shall mean each director, officer and employee of the Fund or of DWS Investment Management Americas, Inc. (“DIMA”), or an affiliate thereof, who may, singly or jointly with others, have access to securities or other assets of a Fund and Series, either directly or through authority to draw upon such funds or to direct generally the disposition of such assets) may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the number of other parties named as insureds and the sizes and nature of the businesses of such parties, and the nature of the portfolio securities of each Fund and Series and of such other parties, the form of Investment Company Blanket Bond issued by ICI Mutual Insurance Company for the period from September 30, 2019 to September 30, 2020 (the “ICIM Bond”), and the amount thereof, namely primary coverage of up to $50 million for any larceny or embezzlement committed by any Covered Person, are determined to be reasonable and are hereby ratified, confirmed, and approved;

FURTHER RESOLVED, that, after consideration of all relevant factors, including, but not limited to, the number of other parties named as insureds, the nature of the business activities of such other parties, the amount of the ICIM Bond and the amount of the premium for the ICIM Bond, the ratable allocation of the premium among all parties named as insureds, and the comparison of the share of the premium allocated to the Fund and each Series to that which the Fund and each Series would have had to pay if it had provided and maintained a single insured bond, the portion of the total premium allocated to the Fund and each Series, as presented to this meeting, for the period from September 30, 2019 to September 30, 2020, payable for coverage as described in the preceding resolution, be, and it hereby is, approved, and the payment or the reimbursement by any officer of the Fund, on behalf of each Series, of DIMA or an affiliate thereof, as the case may be, of such premium be, and it hereby is, approved;

FURTHER RESOLVED, that the officers of the Fund be, and they hereby are, and each acting singly hereby is, authorized to enter into an Insurance Allocation Agreement with the joint insureds in the form presented to this meeting, with such changes as may be recommended by counsel, in conformity with paragraph (f) of Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”); and

FURTHER RESOLVED, that the Secretary or Assistant Secretary of the Fund be, and hereby is, designated as the officer who shall be responsible for the filings and notices required by paragraph (g) of Rule 17g-1 under the 1940 Act concerning the ICIM Bond.

IN WITNESS WHEREOF, I hereunto set my hand on December 4, 2019.

/s/John Millette

John Millette

Secretary

SCHEDULE A
THE DWS FUNDS

CASH ACCOUNT TRUST, and its series:

DWS Government & Agency Securities Portfolio

DWS Tax-Exempt Portfolio

DEUTSCHE DWS ASSET ALLOCATION TRUST, and its series:

DWS Multi-Asset Conservative Allocation Fund

DWS Multi-Asset Growth Allocation Fund

DWS Multi-Asset Moderate Allocation Fund

DEUTSCHE DWS EQUITY 500 INDEX PORTFOLIO

DEUTSCHE DWS GLOBAL/

INTERNATIONAL FUND, INC., and its series:

DWS Emerging Markets Fixed Income Fund

DWS ESG Global Bond Fund

DWS ESG International Core Equity Fund

DWS Global Small Cap Fund

DWS International Growth Fund

DWS RREEF Global Infrastructure Fund

DEUTSCHE DWS INCOME TRUST, and its series:

DWS Global High Income Fund

DWS GNMA Fund

DWS High Income Fund

DWS Short Duration Fund

DWS Short Duration High Income Fund

DEUTSCHE DWS INSTITUTIONAL FUNDS, and its series:

DWS EAFE® Equity Index Fund

DWS Equity 500 Index Fund

DWS S&P 500 Index Fund

DWS U.S. Multi-Factor Fund

DEUTSCHE DWS INTERNATIONAL FUND, INC., and its series:

DWS CROCI® International Fund

DWS Emerging Markets Equity Fund

DWS Global Macro Fund

DWS Latin America Equity Fund

DWS World Dividend Fund

DEUTSCHE DWS INVESTMENT TRUST, and its series:

DWS Capital Growth Fund

DWS Core Equity Fund

DWS CROCI® Equity Dividend Fund

DWS CROCI® U.S. Fund

DWS ESG Core Equity Fund

DWS Large Cap Focus Growth Fund

DWS Small Cap Core Fund

DWS Small Cap Growth Fund

DEUTSCHE DWS INVESTMENTS VIT FUNDS, and its series:

DWS Equity 500 Index VIP

DWS Small Cap Index VIP

DEUTSCHE DWS MARKET TRUST, and its series:

DWS Global Income Builder Fund

DWS RREEF Real Assets Fund

DEUTSCHE DWS MONEY FUNDS, and its series:

DWS Money Market Prime Series

DEUTSCHE DWS MONEY MARKET TRUST, and its series:

DWS Government Cash Management Fund

DWS Government Cash Reserves Fund Institutional

DWS Government Money Market Series

DEUTSCHE DWS MUNICIPAL TRUST, and its series:

DWS Managed Municipal Bond Fund

DWS Short-Term Municipal Bond Fund

DWS Strategic High Yield Tax-Free Fund

DEUTSCHE DWS PORTFOLIO TRUST, and its series:

DWS Floating Rate Fund

DWS Total Return Bond Fund

DEUTSCHE DWS SECURITIES TRUST, and its series:

DWS Communications Fund

DWS Enhanced Commodity Strategy Fund

DWS Health and Wellness Fund

DWS RREEF Global Real Estate Securities Fund

DWS RREEF MLP & Energy Infrastructure Fund

DWS RREEF Real Estate Securities Fund

DWS Science and Technology Fund

DEUTSCHE DWS STATE TAX-FREE INCOME SERIES, and its series:

DWS California Tax-Free Income Fund

DWS Massachusetts Tax-Free Fund

DWS New York Tax-Free Income Fund

DEUTSCHE DWS TAX FREE TRUST, and its series:

DWS Intermediate Tax-Free Fund

DEUTSCHE DWS VARIABLE SERIES I, and its series:

DWS Bond VIP

DWS Capital Growth VIP

DWS Core Equity VIP

DWS CROCI® International VIP

DWS Global Small Cap VIP

DEUTSCHE DWS VARIABLE SERIES II, and its series:

DWS Alternative Asset Allocation VIP

DWS CROCI® U.S. VIP

DWS Global Equity VIP

DWS Global Income Builder VIP

DWS Government & Agency Securities VIP

DWS Government Money Market VIP

DWS High Income VIP

DWS International Growth VIP

DWS Multisector Income VIP

DWS Small Mid Cap Growth VIP

DWS Small Mid Cap Value VIP

DWS MUNICIPAL INCOME TRUST

DWS STRATEGIC MUNICIPAL INCOME TRUST

GOVERNMENT CASH MANAGEMENT PORTFOLIO

INVESTORS CASH TRUST, and its series:

DWS Central Cash Management Government Fund

DWS ESG Liquidity Fund

DWS Treasury Portfolio

FIDELITY BOND
INSURANCE ALLOCATION AGREEMENT

THIS INSURANCE ALLOCATION AGREEMENT (the “Agreement”) is made as of September 30, 2019, by and among the investment companies listed as signatories on Schedule A to this Agreement (the “Funds”), on behalf of their respective series as set forth on Schedule A to this Agreement (the “Series”), and DWS Investment Management Americas, Inc. (the “Adviser”) (sometimes individually hereinafter referred to as a “party” or collectively as “parties”).

WHEREAS, the Funds have been named as insured parties (“Insureds”) under a joint insured fidelity bond with a policy period of September 30, 2019 to September 30, 2020 (hereinafter referred to individually as the “Bond”) approved by the Funds’ respective Boards of Directors/Trustees (hereinafter referred to individually as a “Board” and collectively as the “Boards”);

WHEREAS, the parties desire to establish further: (i) the criteria by which the premiums for the Bond shall be allocated among the parties; (ii) the basis on which additional investment companies or series for which the Adviser or its affiliates may hereafter act as investment adviser may be added as named Insureds under the Bond; (iii) the criteria by which the amounts payable under the Bond shall be allocated among the parties covered under same; and (iv) the manner in which the Adviser will report to the Funds’ respective Boards information about claims and payments under any of the Bond;

NOW, THEREFORE, it is agreed as follows:

1.                  Each Fund shall pay a portion of the premium of the Bond under which it is covered, which portion shall be determined as of a specified date, which date shall be the same for all Funds, as allocated in such equitable manner as mutually agreed upon by the Funds, subject to the approval of the Boards, including a majority of the non-interested directors or trustees, which amounts are set forth on Schedule B to this Agreement. From time to time, adjustments may be made by mutual agreement of the Funds to the portion of the balance of the premiums theretofore paid by a Fund, subject to the approval of the Boards, including a majority of the non-interested directors or trustees, based on a subsequent change or changes in the gross assets of one or more Funds that affects the amount which the Fund would have paid had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d) under the Investment Company Act of 1940, as amended (the “Act”) or the addition or withdrawal of a Fund or Funds pursuant to this Agreement.

2.                  If the insurer issuing the Bond (the “Insurer”) is willing, with or without additional premium, to add, as an Insured under the Bond, any investment company or series thereof not listed as a signatory to this Agreement for which the Adviser or an affiliate thereof is investment adviser, administrator or underwriter, which investment company may be included in the Bond pursuant to Rule 17g-1(b) under the Act, the Funds agree (a) that such addition may be made provided that the non-interested directors or trustees of the Funds covered by the Bond shall approve such addition and (b) that such additional investment company may become a party to this Agreement and be included within the terms “Fund” or “Series” or “party”, provided

1

that in each case such investment company shall have executed and delivered to the Funds its written agreement to become a party hereto and to be bound by the terms of this Agreement.

3.                  In the event that the claims of loss of two or more Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by two or more Insureds under the Bond is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the following rules shall determine, as among the claimants, the priority of satisfaction of the claims under the Bond:

Each Fund claimant shall receive the lesser of: (i) proceeds equal to the full amount of its claim; or (ii) the amount which it would have received had it provided and maintained a single insured bond with a minimum coverage which such Fund would have been required to carry by Rule 17g-1(d) under the Act at the time the claim arose.

4.                  The Adviser shall provide, on a quarterly basis, a report to the Funds’ respective Boards which shall include:

(i)	a description of any claim made during the preceding calendar quarter under the Bond; and
(ii)	a description of the current status of any matter previously reported by the Adviser to the Funds’ respective Boards pursuant to this Section 4.

5.                  This Agreement shall become effective as of the date first above written, and shall remain in full force and effect during the policy period of the Bond as specified herein and until all claims of loss relating to the policy period are finalized. Any party may withdraw from this Agreement and the Bond upon sixty (60) days’ written notice to each of the other parties and the Securities and Exchange Commission in accordance with Rule 17g-1 under the Act. The withdrawing party shall be entitled to receive its proportionate share of any premium refund received from the Insurer.

This Agreement shall supersede all prior premium sharing and allocation agreements entered into among the Funds and the Adviser, acting on its own behalf and on behalf of its affiliates. Notwithstanding the foregoing, claims made under the Bond during a period prior to the effective date of this Agreement (and any recoveries related to any such claims) shall be subject to the terms of the premium sharing and allocation agreement in effect during that period.

6.                  The obligations of the Funds which are organized as Massachusetts business trusts, or any other investment company organized as a Massachusetts business trust which may be added pursuant to Section 2 under this Agreement, with respect to a Series of such Funds, are not binding upon any of the trustees or holders of shares of beneficial interest of any such trust individually, but bind only the assets and property of such Series.

[The remainder of this page is intentionally blank.]

2

IN WITNESS WHEREOF the parties have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the day and year first above written.

On behalf of the Funds set forth on
Schedule A

By: /s/John Millette

Name: John Millette

Title: Vice President and Secretary

On behalf of DWS Investment Management Americas, Inc.

By: /s/Caroline Pearson

Name: Caroline Pearson

Title: Managing Director

By: /s/John Millette

Name: John Millette

Title: Chief Legal Officer

3

SCHEDULE A: INSUREDS

FUNDS

CASH ACCOUNT TRUST, and its series:

DWS Government & Agency Securities Portfolio

DWS Tax-Exempt Portfolio

DEUTSCHE DWS ASSET ALLOCATION TRUST, and its series:

DWS Multi-Asset Conservative Allocation Fund

DWS Multi-Asset Growth Allocation Fund

DWS Multi-Asset Moderate Allocation Fund

DEUTSCHE DWS EQUITY 500 INDEX PORTFOLIO

DEUTSCHE DWS GLOBAL/INTERNATIONAL FUND, INC., and its series:

DWS Emerging Markets Fixed Income Fund

DWS ESG Global Bond Fund

DWS ESG International Core Equity Fund

DWS Global Small Cap Fund

DWS International Growth Fund

DWS RREEF Global Infrastructure Fund

DEUTSCHE DWS INCOME TRUST, and its series:

DWS Global High Income Fund

DWS GNMA Fund

DWS High Income Fund

DWS Short Duration Fund

DWS Short Duration High Income Fund

DEUTSCHE DWS INSTITUTIONAL FUNDS, and its series:

DWS EAFE® Equity Index Fund

DWS Equity 500 Index Fund

DWS S&P 500 Index Fund

DWS U.S. Multi-Factor Fund

DEUTSCHE DWS INTERNATIONAL FUND, INC., and its series:

DWS CROCI® International Fund

DWS Emerging Markets Equity Fund

DWS Global Macro Fund

DWS Latin America Equity Fund

DWS World Dividend Fund

DEUTSCHE DWS INVESTMENT TRUST, and its series:

DWS Capital Growth Fund

DWS Core Equity Fund

DWS CROCI® Equity Dividend Fund

DWS CROCI® U.S. Fund

DWS ESG Core Equity Fund

DWS Large Cap Focus Growth Fund

DWS Small Cap Core Fund

DWS Small Cap Growth Fund

DEUTSCHE DWS VARIABLE SERIES I, and its series

DWS Bond VIP

DWS Capital Growth VIP

DWS Core Equity VIP

DWS CROCI® International VIP

DWS Global Small Cap VIP

DEUTSCHE DWS VARIABLE SERIES II, and its series

DWS Alternative Asset Allocation VIP

DWS CROCI® U.S. VIP

DWS Global Equity VIP

DWS Global Income Builder VIP

DWS Government & Agency Securities VIP

DWS Government Money Market VIP

DWS High Income VIP

DWS International Growth VIP

DWS Multisector Income VIP

DWS Small Mid Cap Growth VIP

DWS Small Mid Cap Value VIP

DEUTSCHE DWS INVESTMENTS VIT FUNDS, and its series:

DWS Equity 500 Index VIP

DWS Small Cap Index VIP

DEUTSCHE DWS MARKET TRUST, and its series:

DWS Global Income Builder Fund

DWS RREEF Real Assets Fund

DEUTSCHE DWS MONEY FUNDS, and its series:

DWS Money Market Prime Series

DEUTSCHE DWS MONEY MARKET TRUST, and its series

DWS Government Cash Management Fund

DWS Government Cash Reserve Fund Institutional

DWS Government Money Market Series

DEUTSCHE DWS MUNICIPAL TRUST, and its series:

DWS Managed Municipal Bond Fund

DWS Short-Term Municipal Bond Fund

DWS Strategic High Yield Tax-Free Fund

DEUTSCHE DWS PORTFOLIO TRUST, and its series:

DWS Floating Rate Fund

DWS Total Return Bond Fund

DEUTSCHE DWS SECURITIES TRUST

DWS Communications Fund

DWS Enhanced Commodity Strategy Fund

DWS Health and Wellness Fund

DWS RREEF Global Real Estate Securities Fund

DWS RREEF MLP & Energy Infrastructure Fund

DWS RREEF Real Estate Securities Fund

DWS Science and Technology Fund

DEUTSCHE DWS STATE TAX-FREE INCOME SERIES, and its series:

DWS California Tax-Free Income Fund

DWS Massachusetts Tax-Free Fund

DWS New York Tax-Free Income Fund

DEUTSCHE DWS TAX FREE TRUST, and its series

DWS Intermediate Tax-Free Fund

DWS MUNICIPAL INCOME TRUST

DWS STRATEGIC MUNICIPAL INCOME TRUST

GOVERNMENT CASH MANAGEMENT PORTFOLIO

INVESTORS CASH TRUST, and its series:

DWS Central Cash Management Government Fund

DWS ESG Liquidity Fund

DWS Treasury Portfolio

SCHEDULE B

Attached

Schedule B - Fidelity Bond Allocation			Based on June assets
2019-2020	Assets Under	Assets	17(g) -1		Annual
	Management	under	Trust Method		Fidelity Bond
Investment Company	6/30/2019	Trust Method	Calculation	%	Premium (1)
Deutsche DWS Global/International Fund, Inc.
DWS Emerging Markets Fixed Income Fund	76,980,961		450,000	10.84%	$1,175.10
DWS ESG Global Bond Fund	59,228,858		400,000	9.64%	$1,044.53
DWS ESG International Core Equity Fund	34,521,043		300,000	7.23%	$783.40
DWS Global Small Cap Fund	213,785,287		600,000	14.46%	$1,566.79
DWS International Growth Fund	560,245,381		900,000	21.69%	$2,350.19
DWS RREEF Global Infrastructure Fund	1,592,923,413		1,500,000	36.14%	$3,916.98
Total Assets		2,537,684,943	1,900,000	6.00%	$10,836.99

Deutsche DWS Investment Trust
DWS Capital Growth Fund	1,562,095,353		1,500,000	16.85%	$2,403.24
DWS Core Equity Fund	3,784,328,934		2,300,000	25.84%	$3,684.96
DWS CROCI Equity Dividend Fund	1,160,475,338		1,250,000	14.04%	$2,002.70
DWS CROCI U.S. Fund	822,795,668		1,000,000	11.24%	$1,602.16
DWS Large Cap Focus Growth Fund	254,967,675		750,000	8.43%	$1,201.62
DWS Mid Cap Value Fund	197,745,991		600,000	6.74%	$961.29
DWS Small Cap Core Fund	369,319,105		750,000	8.43%	$1,201.62
DWS Small Cap Growth Fund	370,095,218		750,000	8.43%	$1,201.62
Total Trust Assets		8,521,823,281	2,500,000	7.89%	$14,259.19

Deutsche DWS Income Trust
DWS Global High Income Fund	468,972,526		750,000	16.76%	$2,198.62
DWS GNMA Fund	1,525,376,672		1,500,000	33.52%	$4,397.25
DWS High Income Fund	803,906,290		1,000,000	22.35%	$2,931.50
DWS Short Duration Fund	925,647,666		1,000,000	22.35%	$2,931.50
DWS Short Duration High Income Fund	16,341,595		225,000	5.03%	$659.59
Total Assets		3,740,244,750	2,300,000	7.26%	$13,118.46

Deutsche DWS International Fund, Inc.
DWS CROCI International Fund	605,017,881		900,000	27.27%	$2,333.32
DWS Emerging Markets Equity Fund	449,131,510		750,000	22.73%	$1,944.44
DWS Global Macro Fund	32,403,320		300,000	9.09%	$777.77
DWS Latin America Equity Fund	320,325,571		750,000	22.73%	$1,944.44
DWS World Dividend Fund	176,771,767		600,000	18.18%	$1,555.55
Total Assets		1,583,650,049	1,500,000	4.74%	$8,555.52

DWS Municipal Trust, and its series:
DWS Managed Municipal Bond Fund	4,176,625,000		2,500,000	55.56%	$7,921.77
DWS Short-Term Municipal Bond Fund	296,259,755		750,000	16.67%	$2,376.53
DWS Strategic High Yield Tax-Free Fund	1,102,230,837		1,250,000	27.78%	$3,960.89
Total Trust Assets		5,575,115,592	2,500,000	7.89%	$14,259.19

Deutsche DWS Asset Allocation Trust
DWS Multi Assets Conservative Allocation Fund	84,395,583		450,000	37.50%	$1,283.33
DWS Multi Assets Growth Allocation Fund	83,591,483		450,000	37.50%	$1,283.33
DWS Multi Assets Moderate Allocation Funds	27,759,924		300,000	25.00%	$855.55
Total Trust Assets		195,746,990	600,000	1.89%	$3,422.21

Deutsche DWS Portfolio Trust
DWS Floating Rate Fund	235,530,305		600,000	44.44%	$2,281.47
DWS Total Return Bond Fund	316,661,374		750,000	55.56%	$2,851.84
Total Trust Assets		552,191,679	900,000	2.84%	$5,133.31

Deutsche DWS Securities Trust, and its series:
DWS Communications Fund	88,496,525		450,000	6.87%	$979.64
DWS Enhanced Commodity Strategy Fund	2,769,086,210		1,900,000	29.01%	$4,136.26
DWS Health & Wellness Fund	289,449,044		750,000	11.45%	$1,632.73
DWS RREEF Global Real Estate Securities Fund	750,948,687		1,000,000	15.27%	$2,176.98
DWS RREEF MLP & Energy Infrastructure Fund	11,508,387		200,000	3.05%	$435.40
DWS RREEF Real Estate Securities Fund	1,245,842,371		1,250,000	19.08%	$2,721.22
DWS Science &Technology Fund	875,430,187		1,000,000	15.27%	$2,176.98
Total Trust Assets		6,030,761,410	2,500,000	7.89%	$14,259.19

Deutsche DWS Tax Free Trust
DWS Intermediate Tax Free Fund	1,055,300,538	1,055,300,538	1,250,000	3.95%	$7,129.60
Deutsche DWS Variable Series I ("SVS I")
DWS Bond VIP	49,970,918		350,000	12.84%	$915.73
DWS Capital Growth VIP	839,908,344		1,000,000	36.70%	$2,616.37
DWS Core Equity VIP	107,672,124		525,000	19.27%	$1,373.59
DWS CROCI International VIP	75,967,373		450,000	16.51%	$1,177.36
DWS Global Small Cap VIP	71,380,023		400,000	14.68%	$1,046.55
Total Trust Assets		1,144,898,781	1,250,000	3.95%	$7,129.60

Deutsche DWS Institutional Funds
DWS EAFE® Equity Index Fund	43,909,328		350,000	10.77%	$921.36
DWS Equity 500 Index Fund	624,331,586		900,000	27.69%	$2,369.22
DWS S&P 500 Index	1,005,635,477		1,250,000	38.46%	$3,290.58
DWS U.S. Multi-Factor Fund	295,783,073		750,000	23.08%	$1,974.35
Total Trust Assets		1,969,659,464	1,500,000	4.74%	$8,555.52

Deutsche DWS Money Market Trust
DWS Government Cash Management Fund	857,261,036		1,000,000	23.53%	$3,355.10
DWS Government Cash Reserve Fund Institutional	447,270,956		750,000	17.65%	$2,516.33
DWS Government Money Market Series	14,943,679,002		2,500,000	58.82%	$8,387.76
Total Assets		16,248,210,994	2,500,000	7.89%	$14,259.19

Deutsche DWS Investments VIT Funds
DWS Equity 500 Index VIP	582,868,599		900,000	54.55%	$3,111.10
DWS Small Cap Index VIP	375,007,080		750,000	45.45%	$2,592.58
Total Trust Assets		957,875,679	1,000,000	3.16%	$5,703.68

Deutsche DWS Market Trust
DWS Global Income Builder	747,731,532		900,000	50.00%	$3,564.80
DWS RREEF Real Assets Fund	541,558,988		900,000	50.00%	$3,564.80
Total Trust Assets		1,289,290,521	1,250,000	3.95%	$7,129.60

Deutsche DWS State Tax-Free Income Series
DWS California Tax-Free Income Fund	797,716,732		1,000,000	40.00%	$2,851.84
DWS Massachusetts Tax-Free Fund	371,470,926		750,000	30.00%	$2,138.88
DWS New York Tax-Free Income Fund	288,669,175		750,000	30.00%	$2,138.88
Total Trust Assets		1,457,856,833	1,250,000	3.95%	$7,129.60

Deutsche DWS Variable Series II
DWS Alternative Asset Allocation VIP	310,113,391		750,000	16.48%	$940.17
DWS CROCI U.S. VIP	147,148,061		525,000	11.54%	$658.12
DWS Global Equity VIP	29,542,008		300,000	6.59%	$376.07
DWS Global Income Builder VIP	129,082,901		525,000	11.54%	$658.12
DWS Government & Agency Securities VIP	36,199,182		350,000	7.69%	$438.74
DWS Government Money Market VIP	96,769,416		450,000	9.89%	$564.10
DWS High Income VIP	56,463,949		400,000	8.79%	$501.42
DWS International Growth VIP	16,620,934		225,000	4.95%	$282.05
DWS MultiSector Income VIP	8,901,996		175,000	3.85%	$219.37
DWS Small Mid Cap Growth VIP	67,357,631		400,000	8.79%	$501.42
DWS Small Mid Cap Value VIP	93,443,065		450,000	9.89%	$564.10
Total Trust Assets		991,642,532	1,000,000	3.16%	$5,703.68

Cash Account Trust
DWS Government & Agency Securities Portfolio	2,793,467,132		1,900,000	71.70%	$8,587.80
DWS Tax-Exempt Portfolio	287,864,596		750,000	28.30%	$3,389.92
Total Trust Assets		3,081,331,728	2,100,000	6.63%	$11,977.72

Investors Cash Trust
DWS Central Cash Management Government Fund	647,593,373		900,000	31.03%	$3,009.18
DWS ESG Liquidity Fund	419,302,077		750,000	25.86%	$2,507.65
DWS Treasury Portfolio	1,410,754,297		1,250,000	43.10%	$4,179.42
Total Trust Assets		2,477,649,747	1,700,000	5.37%	$9,696.25
Deutsche DWS Money Funds
DWS Money Market Prime Series	708,812,826	708,812,826	900,000	2.84%	$5,133.31

Closed End Funds
DWS Municipal Income Trust	493,390,268	493,390,268	750,000	2.37%	$4,277.76
DWS Strategic Municipal Income Trust	140,580,497	140,580,497	525,000	1.66%	$2,994.43

TOTALS	60,753,719,100	60,753,719,100	31,675,000	100%	$180,664.00

Fidelity Bond Limit = $50,000,000
Premium per $million limit = $3,600		Insurance Carrier - ICI Mutual Insurance Company
Deductible = $100,000 (zero for employee dishonesty)
(1) Premium excludes 2% NY Tax